UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Item 3.03 Material Modification to Rights of Security Holders.

As previously announced, on December 16, 2019 the shareholders of Naked Brand Group Limited, an Australian company (the “Company”), approved a 1-for-100 reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares. The Reverse Split became effective as of December 20, 2019, and the Company’s ordinary shares will begin trading on a post-split basis at market open on such date.

As a result of the Reverse Split, every one hundred issued and outstanding ordinary shares of the Company were combined into one ordinary share, and the number of outstanding ordinary shares was reduced from 330,403,058 to approximately 3,304,031 without any further action by shareholders. Fractional shares are being rounded up to the nearest whole share. A proportionate adjustment will be made to the number of shares issuable under the Company’s issued and outstanding warrants and convertible notes pursuant to their terms.

The Company’s transfer agent, Continental Stock Transfer & Trust Company (“CST”), is acting as the exchange agent for the Reverse Split and will send a notice to shareholders of record, along with instructions for shareholders of record that wish to surrender their certificates and receive post-Reverse Split shares in book-entry form. Holders of certificates for shares of Naked Brand Group Inc., which, as a result of the merger consummated with a subsidiary of the Company in June 2018, represent the right to receive ordinary shares of the Company in accordance with the applicable merger agreement, may also surrender their certificates and receive post-Reverse Split shares in book-entry form.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757 and 333-232229) and the prospectuses included therein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 20, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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